UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number:

ATLANTA GOLD INC.

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On April 22, 2008, Atlanta Gold Inc. issued a press release “ATLANTA GOLD INC. COMPLETES MSHA TRAINING AND PREPARES FOR UNDERGROUND WORK AND SURFACE EXPLORATION AT ITS ATLANTA PROPERTY IN IDAHO” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

By: /s/ Bill Baird

Name: William J. C. (Bill) Baird

Title:   President and CEO

Date:  April 25, 2008.

ATLANTA GOLD INC. COMPLETES MSHA TRAINING AND PREPARES FOR UNDERGROUND WORK AND SURFACE EXPLORATION AT ITS ATLANTA PROPERTY IN IDAHO

Toronto, Ontario – Atlanta Gold Inc. (TSX: ATG) announces that it has completed MSHA (Mine Safety and Health Administration) training for all employees and some prospective employees who will be working at the Company’s Atlanta gold project in Idaho. This training has been completed in anticipation of the early start up of work to establish a mining operation at the Atlanta property. Work expected to commence shortly includes the following:

•

Surface diamond drilling

•

Stripping of the Shear structure on surface to enable detailed sampling

•

Establishing a portal on the east end of the Monarch structure to facilitate driving of a development adit parallel to the Shear to enable sampling of the structure and prepare for mining

To supplement our in house team, several mining contractors have been contacted to submit bids for this underground work.

Mining in the United States is regulated under a comprehensive federal safety law (Federal Mine Safety and Health Act) that is administered by the Department of Labor's Mine Safety and Health Administration (MSHA). Currently under federal law, and enforced by MSHA, each U.S. miner must have an approved worker training program in health and safety, including at least 40 hours of basic safety training for new underground miners with no experience; 24 hours of training for new miners at surface mines with no experience; plus an additional eight hours of refresher training annually for all miners.

In historic mining operations conducted by previous operators at Atlanta, selective high-grade mining concentrated on extraction of ore from high grade sections at gold prices of US$20-$35 per ounce using cut-off grades of 0.5 (15.6 grams) up to and including 1935 and 0.4 ounces (12.4 grams) per ton thereafter. Consequently, most of the resources along the Atlanta Shear were not mined and remain in situ.

As soon as weather permits, the Company will collar a new portal at the east end of the patented property and drive a 10 feet by 14 feet by 1,000-1,200 foot decline starting between 6,700 to 6,800 feet above sea level (approximately 700 vertical feet above the 900 Adit). The objective of the footwall decline is to gain access for subsequent excavation of drill stations at 200 foot intervals to determine continuity of ore reserves at depth   Crosscuts from the decline will allow us to test the structure for mineability at chosen intervals.

As planned and scheduled, in May 2008 the Company will begin to remove potential placer material from the surface within the previously-proposed Monarch pit design.  This material, if determined to be ore grade, will be treated as a placer deposit. The Shear zone under the placer is approximately 100 feet wide by 2,000 feet long and the excavated unconsolidated material is expected to be approximately 20,000 cubic yards. This will be followed by a 4,000-6,000 foot core drilling program within the parameters of the shallow pit and small-pit benching to examine the shallow surface structure and access the higher grade portions of the reserves in the previously-proposed Monarch pit design.

About the Company

Atlanta Gold Inc. (TSX: ATG) holds through its 100% owned subsidiary, Atlanta Gold Corporation, a 100% interest in the Atlanta property which comprises approximately 2,081 acres and is located 65 miles east of Boise, in Elmore County, Idaho. A long history of mining makes Atlanta very suitable for development of new mining projects.

The Company is focused on advancing its core asset, Atlanta, towards mine development and production and on acquiring, exploring and developing other attractive gold projects.

Forward-Looking Information

This news release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. All statements, other than statements of historical fact, are forward-looking statements. We use words such as “may”, “will”, “should”, “anticipate”, “plan”, “expect”, “believe”, “estimate” and similar terminology to identify forward looking information and statements. Such are based upon assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant. Forward looking information and statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward looking information and statements and accordingly, readers should not place undue reliance on those statements. Risks and uncertainties that may cause actual results to vary include, but are not limited to, the speculative nature of mineral exploration, development and mining (including with respect to size, grade and recoverability of mineral reserves and resources); operational and technical difficulties; risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards; government action or delays in the receipt of governmental approvals, permits and licenses; changes in resource prices and fluctuations in currency exchange rates; the Company’s limited financial resources and the availability of financing alternatives; contests to the title of Company property and changes in general economic conditions or conditions in the financial markets; as well as other risks and uncertainties which are more fully described in the Company’s annual Form 20-F, annual and quarterly Management’s Discussion and Analysis and in other Company filings with securities and regulatory authorities which are available at www.sedar.com.

Readers are cautioned that the foregoing lists of risks, uncertainties and other factors are not exhaustive.  The forward-looking statements contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking information or statements contained herein or in any other documents filed with Canadian and U.S. securities regulatory authorities, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information contact:

Bill Baird

President and CEO

Telephone: (416) 777-0013; Fax: (416) 777-0014

E-mail: info@atgoldinc.com